Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2021	October 31, 2020	January 31, 2020
Interest, Dividend and Fee Income
Loans	$4,029	$4,089	$4,963
Securities (Note 2)	990	1,009	1,359
Deposits with banks	44	47	193
	5,063	5,145	6,515
Interest Expense
Deposits	921	1,082	2,127
Subordinated debt	58	64	70
Other liabilities	506	469	930
	1,485	1,615	3,127
Net Interest Income	3,578	3,530	3,388
Non-Interest Revenue
Securities commissions and fees	285	247	252
Deposit and payment service charges	305	305	304
Trading revenues	212	23	141
Lending fees	356	339	325
Card fees	81	94	99
Investment management and custodial fees	482	466	456
Mutual fund revenues	374	355	366
Underwriting and advisory fees	258	259	285
Securities gains, other than trading	102	40	64
Foreign exchange gains, other than trading	24	38	47
Insurance revenues	744	143	880
Investments in associates and joint ventures	56	49	26
Other	118	98	114
	3,397	2,456	3,359
Total Revenue	6,975	5,986	6,747
Provision for Credit Losses (Note 3)	156	432	349
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	601	-	716
Non-Interest Expense
Employee compensation	2,119	1,950	2,128
Premises and equipment	804	854	757
Amortization of intangible assets	156	159	151
Travel and business development	66	88	121
Communications	64	71	79
Professional fees	136	159	133
Other	268	267	300
	3,613	3,548	3,669
Income Before Provision for Income Taxes	2,605	2,006	2,013
Provision for income taxes (Note 10)	588	422	421
Net Income	$2,017	$1,584	$1,592
Earnings Per Share (Canadian $) (Note 9)
Basic	$3.03	$2.37	$2.38
Diluted	3.03	2.37	2.37
Dividends per common share	1.06	1.06	1.06

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2021 41

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2021	October 31, 2020	January 31, 2020
Net Income	$2,017	$1,584	$1,592
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	57	(11)	110
Reclassification to earnings of (gains) in the period (2)	(9)	(7)	(20)
	48	(18)	90
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(131)	(160)	210
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period (4)	(77)	(55)	24
	(208)	(215)	234
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,131)	(143)	209
Unrealized gains (losses) on hedges of net foreign operations (5)	221	49	(47)
	(910)	(94)	162
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	275	(11)	(128)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(245)	21	(70)
	30	10	(198)
Other Comprehensive Income (Loss), net of taxes	(1,040)	(317)	288
Total Comprehensive Income	$977	$1,267	$1,880

(1)	Net of income tax (provision) recovery of $(20) million, $4 million, $(38) million for the three months ended.
(2)	Net of income tax provision of $3 million, $2 million, $7 million for the three months ended.
(3)	Net of income tax (provision) recovery of $46 million, $59 million, $(76) million for the three months ended.
(4)	Net of income tax provision (recovery) of $28 million, $19 million, $(9) million for the three months ended.
(5)	Net of income tax (provision) recovery of $(80) million, $(18) million, $17 million for the three months ended.
(6)	Net of income tax (provision) recovery of $(99) million, $3 million, $46 million for the three months ended.
(7)	Net of income tax (provision) recovery of $89 million, $(8) million, $25 million for the three months ended.

  The accompanying notes are an integral part of these interim consolidated financial statements.

42 BMO Financial Group First Quarter Report 2021

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	January 31, 2021	October 31, 2020	January 31, 2020
Assets
Cash and Cash Equivalents	$73,091	$57,408	$45,742
Interest Bearing Deposits with Banks	8,376	9,035	7,148
Securities (Note 2)
Trading	98,943	97,834	97,646
Fair value through profit or loss	13,939	13,568	13,790
Fair value through other comprehensive income	70,574	73,407	68,407
Debt securities at amortized cost	48,708	48,466	30,739
Investments in associates and joint ventures	1,026	985	877
	233,190	234,260	211,459
Securities Borrowed or Purchased Under Resale Agreements	121,573	111,878	105,543
Loans
Residential mortgages	128,170	127,024	124,441
Consumer instalment and other personal	70,780	70,148	68,629
Credit cards	7,342	7,889	8,763
Business and government	248,752	245,662	231,844
	455,044	450,723	433,677
Allowance for credit losses (Note 3)	(3,188)	(3,303)	(2,023)
	451,856	447,420	431,654
Other Assets
Derivative instruments	34,054	36,815	22,035
Customers’ liability under acceptances	11,878	13,493	24,362
Premises and equipment	4,202	4,183	3,957
Goodwill	6,365	6,535	6,396
Intangible assets	2,388	2,442	2,430
Current tax assets	1,434	1,260	1,705
Deferred tax assets	1,339	1,473	1,562
Other	23,465	23,059	15,727
	85,125	89,260	78,174
Total Assets	$973,211	$949,261	$879,720
Liabilities and Equity
Deposits (Note 4)	$672,500	$659,034	$582,288
Other Liabilities
Derivative instruments	29,430	30,375	23,231
Acceptances	11,878	13,493	24,362
Securities sold but not yet purchased	34,164	29,376	27,562
Securities lent or sold under repurchase agreements	99,892	88,658	100,008
Securitization and structured entities’ liabilities	25,610	26,889	27,037
Current tax liabilities	196	126	96
Deferred tax liabilities	155	108	61
Other	35,962	36,193	35,876
	237,287	225,218	238,233
Subordinated Debt (Note 4)	7,276	8,416	7,023
Equity
Preferred shares and other equity instruments (Note 5)	5,848	6,598	5,348
Common shares (Note 5)	13,501	13,430	12,998
Contributed surplus	309	302	303
Retained earnings	32,012	30,745	29,510
Accumulated other comprehensive income	4,478	5,518	4,017
Total Equity	56,148	56,593	52,176
Total Liabilities and Equity	$973,211	$949,261	$879,720

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2021 43

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2021	January 31, 2020
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$6,598	$5,348
Redeemed during the period	(750)	-
Balance at End of Period	5,848	5,348
Common Shares (Note 5)
Balance at beginning of period	13,430	12,971
Issued under the Stock Option Plan	27	27
Treasury shares or repurchase of common shares for cancellation	44	-
Balance at End of Period	13,501	12,998
Contributed Surplus
Balance at beginning of period	302	303
Stock option expense, net of options exercised	5	-
Other	2	-
Balance at End of Period	309	303
Retained Earnings
Balance at beginning of period	30,745	28,725
Impact from adopting IFRS 16	na	(59)
Net income	2,017	1,592
Dividends on preferred shares and distributions payable on other equity instruments	(56)	(70)
Dividends on common shares	(686)	(678)
Equity issue expense and premium paid on redemption of preferred shares	(6)	-
Net discount on sale of treasury shares	(2)	-
Balance at End of Period	32,012	29,510
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	355	26
Unrealized gains on fair value through OCI debt securities arising during the period	57	110
Reclassification to earnings of (gains) in the period	(9)	(20)
Balance at End of Period	403	116
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	1,979	513
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(131)	210
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period	(77)	24
Balance at End of Period	1,771	747
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,980	3,703
Unrealized gains (losses) on translation of net foreign operations	(1,131)	209
Unrealized gains (losses) on hedges of net foreign operations	221	(47)
Balance at End of Period	3,070	3,865
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(638)	(383)
Gains (losses) on remeasurement of pension and other employee future benefit plans	275	(128)
Balance at End of Period	(363)	(511)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(158)	(130)
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(245)	(70)
Balance at End of Period	(403)	(200)
Total Accumulated Other Comprehensive Income	4,478	4,017
Total Equity	$56,148	$52,176

  na – not applicable due to IFRS 16 adoption on November 1, 2019.

  The accompanying notes are an integral part of these interim consolidated financial statements.

44 BMO Financial Group First Quarter Report 2021

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2021	January 31, 2020
Cash Flows from Operating Activities
Net Income	$2,017	$1,592
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	(1)	-
Net (gain) on securities, other than trading	(101)	(64)
Net (increase) in trading securities	(2,883)	(11,247)
Provision for credit losses (Note 3)	156	349
Change in derivative instruments – decrease in derivative asset	2,582	1,760
– increase (decrease) in derivative liability	725	(2,095)
Amortization of premises and equipment	196	199
Amortization of other assets	41	54
Amortization of intangible assets	156	151
Net decrease in deferred income tax asset	105	13
Net increase in deferred income tax liability	46	-
Net (increase) in current income tax asset	(270)	(521)
Net increase in current income tax liability	89	39
Change in accrued interest – decrease in interest receivable	102	125
– (decrease) in interest payable	(86)	(13)
Changes in other items and accruals, net	(2,706)	(2,590)
Net increase in deposits	25,865	14,328
Net (increase) in loans	(11,440)	(4,059)
Net increase in securities sold but not yet purchased	5,198	1,236
Net increase in securities lent or sold under repurchase agreements	13,230	12,817
Net (increase) in securities borrowed or purchased under resale agreements	(12,135)	(1,098)
Net (decrease) in securitization and structured entities’ liabilities	(1,036)	(160)
Net Cash Provided by Operating Activities	19,850	10,816
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	-	(2,725)
Redemption/buyback of covered bonds	-	(2,201)
Repayment of subordinated debt (Note 4)	(1,000)	-
Redemption of preferred shares (Note 5)	(756)	-
Net proceeds from issuance of common shares and sale of treasury shares (Note 5)	68	25
Cash dividends and distributions paid	(738)	(710)
Repayment of lease liabilities	(75)	(82)
Net Cash (Used in) Financing Activities	(2,501)	(5,693)
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	337	880
Purchases of securities, other than trading	(13,483)	(19,076)
Maturities of securities, other than trading	6,714	3,993
Proceeds from sales of securities, other than trading	5,895	5,967
Premises and equipment – net (purchases)	(116)	(104)
Purchased and developed software – net (purchases)	(117)	(151)
Net Cash (Used in) Investing Activities	(770)	(8,491)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(896)	307
Net increase (decrease) in Cash and Cash Equivalents	15,683	(3,061)
Cash and Cash Equivalents at Beginning of Period	57,408	48,803
Cash and Cash Equivalents at End of Period	$73,091	$45,742
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$1,555	$3,137
Income taxes paid in the period	$562	$892
Interest received in the period	$4,806	$6,168
Dividends received in the period	$383	$404

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2021 45

Notes to Consolidated Financial Statements

January 31, 2021 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the bank or BMO) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2020, with the exception of changes in accounting policy described below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2020 as set out on pages 150 to 211 of our 2020 Annual Report. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2021.

Changes in Accounting Policy

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2020, we early adopted the IASB’s IBOR Phase 2 amendments to IFRS 9 Financial Instruments (IFRS 9), IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7 Financial Instruments: Disclosures (IFRS 7), IFRS 4 Insurance Contracts as well as IFRS 16 Leases. These amendments address issues that arise from implementation of IBOR reform, where IBORs will be replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a direct consequence of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform.

As a result of the transition from IBORs to alternative reference rates (ARRs), certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity. The bank, both as a holder and an issuer of IBOR-based instruments, is exposed to increased financial, operational, legal and regulatory, and reputational risks as the rates transition. These risks arise principally from updating systems and processes to capture new ARRs, amending contracts or existing fallback clauses for new ARRs, managing the client transition to ARRs and the resulting impact on economic risk management, as well as updating hedge designations as the new ARRs emerge. In order to manage those risks, we have established an enterprise IBOR Transition Office (ITO) to coordinate and oversee the transition from IBORs to ARRs, with a focus on managing and mitigating internal risks as well as managing our client relationships. The ITO, sponsored and supported by senior management, is responsible for running the enterprise-wide program, covering all of BMO’s lines of business and corporate function areas. The ITO has a global mandate to ensure that we properly prepare for the discontinuation or unavailability of LIBOR and other IBORs. As part of its mandate, the ITO continues to address the bank’s industry and regulatory engagement, client and financial contract changes, internal and external communications, technology and operations modifications, introduction of new products, migration of existing clients, and program strategy, governance and evaluate financial reporting impacts, including for hedge accounting. In addition, the ITO continues to monitor the development and usage of ARRs across the industry, including the Secured Overnight Financing Rate. As the market continues to develop we have begun to add ARR-based products to our suite of offerings.

We adhered to the International Swaps and Derivatives Association Fallbacks Protocol (ISDA Protocol), which took effect on January 25, 2021. The ISDA Protocol provides specific fallbacks depending on whether the relevant IBOR (for example USD LIBOR or GBP LIBOR) has been permanently discontinued or is temporarily unavailable. It provides an efficient amendment mechanism for mutually adhering counterparties to incorporate these fallback provisions into legacy derivative contracts.

We are currently awaiting the outcome of the ICE Benchmark Administration consultation regarding the process and timing for the orderly wind-down of LIBOR, including the conditions under which certain US dollar LIBOR tenors may continue until June 30, 2023 instead of the current date of December 31, 2021, for legacy contracts. The ITO is currently assessing the potential impact of this proposed continuation and our project plans will be adjusted accordingly as needed.

46 BMO Financial Group First Quarter Report 2021

The following table presents quantitative information for financial instruments that referenced certain IBORs as at November 1, 2020 and are either due to mature after December 31, 2021 or demand facilities that will be subject to remediation to amend the benchmark interest rate.

(Canadian $ in millions)		November 1, 2020
	USD LIBOR	GBP LIBOR	Other (1)
Non-derivative assets (2)	98,112	868	1,225
Non-derivative liabilities (2)	7,435	692	-
Derivative notional amounts (3)(4)	1,570,534	20,972	6,702
Authorized and committed loan commitments (5)(6)	68,449	194	23,633

(1)	Includes CHF LIBOR, EONIA and JPY LIBOR
(2)	All amounts are presented based on contractual amounts outstanding with the exception of securities, in non-derivative assets, which are disclosed based on carrying value.
(3)

Notionals represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(4)

Includes certain cross-currency swap positions where both the pay and receive leg currently reference an IBOR. For those derivatives, the table above includes the notional for both the pay and receive legs in the relevant columns aligning with the IBOR exposure.

(5)

Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(6)

Other includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing interbank offered rates for the foreign currency, including those that are in scope of IBOR reform.

Financial instruments that reference rates in multi-rate jurisdictions, including the Canadian Dollar Offered Rate (CDOR), the EURO Interbank Offered Rate and Australian Bank Bill Swap Rate, are excluded from the table above. In the case of CDOR, financial instruments indexed to 6-month and 12-month CDOR tenors will be discontinued on May 17, 2021, while other tenors of CDOR will continue as a benchmark rate. As at November 1, 2020, we do not hold any material positions in either of these CDOR tenors.

Conceptual Framework

Effective November 1, 2020, we adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.

Use of Estimates and Judgments

The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; leases; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and regulatory responses to the outbreak, will have on the Canadian and US economies and the bank’s business will depend on future developments, which are highly uncertain and cannot be predicted. This includes the scope, severity and duration of the pandemic which remains uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at January 31, 2021.

Allowance for Credit Losses

As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2020 on page 153 of the Annual Report, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as 30-day past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk consistent with OSFI guidance.

The judgments we apply in determining the ACL reflect the impact of uncertainties in the economic environment on credit conditions that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 3.

BMO Financial Group First Quarter Report 2021 47

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (FVTPL) securities of $13,939 million ($13,568 million as at October 31, 2020) are comprised of $2,432 million mandatorily measured at fair value and $11,507 million investment securities held by insurance subsidiaries designated at fair value ($2,420 million and $11,148 million, respectively, as at October 31, 2020).

Our fair value through other comprehensive income (FVOCI) securities totalling $70,574 million ($73,407 million as at October 31, 2020), are net of an allowance for credit losses of $3 million ($4 million as at October 31, 2020).

Amortized cost securities totalling $48,708 million ($48,466 million as at October 31, 2020), are net of an allowance for credit losses of $1 million ($1 million as at October 31, 2020).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	January 31, 2021				October 31, 2020
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	19,934	210	1	20,143	22,240	211	1	22,450
Canadian provincial and municipal governments	4,058	110	-	4,168	4,628	119	-	4,747
U.S. federal government	16,144	574	49	16,669	16,881	844	31	17,694
U.S. states, municipalities and agencies	4,848	141	2	4,987	5,132	147	3	5,276
Other governments	8,199	150	3	8,346	7,222	168	9	7,381
National Housing Act (NHA) mortgage-backed securities (MBS)	1,800	39	1	1,838	1,583	46	-	1,629
U.S. agency MBS and collateralized mortgage obligations (CMO)	11,062	296	10	11,348	10,600	307	4	10,903
Corporate debt	2,898	103	24	2,977	3,153	91	10	3,234
Corporate equity	95	3	-	98	90	3	-	93
Total	69,038	1,626	90	70,574	71,529	1,936	58	73,407

  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended
	January 31, 2021	January 31, 2020
FVOCI - Debt	131	343
Amortized cost	106	146
Total	237	489

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

48 BMO Financial Group First Quarter Report 2021

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at January 31, 2021 and October 31, 2020. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	January 31, 2021				October 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	1	-	-	1	1	-	-	1
Very low	86,569	339	-	86,908	79,295	429	-	79,724
Low	20,496	2,789	-	23,285	24,490	2,481	-	26,971
Medium	11,616	4,141	-	15,757	11,560	6,461	-	18,021
High	174	399	-	573	172	446	-	618
Not rated	1,010	129	-	1,139	1,132	148	-	1,280
Impaired	-	-	507	507	-	-	409	409
Allowance for credit losses	33	41	17	91	51	75	16	142
Carrying amount	119,833	7,756	490	128,079	116,599	9,890	393	126,882
Loans: Consumer instalment and other personal
Exceptionally low	1,414	72	-	1,486	1,550	31	-	1,581
Very low	27,241	43	-	27,284	26,645	37	-	26,682
Low	21,088	504	-	21,592	20,935	585	-	21,520
Medium	10,651	3,808	-	14,459	10,324	4,334	-	14,658
High	474	1,466	-	1,940	429	1,470	-	1,899
Not rated	3,603	79	-	3,682	3,372	96	-	3,468
Impaired	-	-	337	337	-	-	340	340
Allowance for credit losses	136	416	97	649	134	429	105	668
Carrying amount	64,335	5,556	240	70,131	63,121	6,124	235	69,480
Loans: Credit cards (1)
Exceptionally low	1,935	4	-	1,939	2,252	-	-	2,252
Very low	343	1	-	344	1,106	15	-	1,121
Low	1,607	118	-	1,725	899	148	-	1,047
Medium	1,667	764	-	2,431	1,611	899	-	2,510
High	60	360	-	420	58	377	-	435
Not rated	483	-	-	483	524	-	-	524
Impaired	-	-	-	-	-	-	-	-
Allowance for credit losses	64	258	-	322	61	272	-	333
Carrying amount	6,031	989	-	7,020	6,389	1,167	-	7,556
Loans: Business and government (2)
Acceptable
Investment grade	137,436	3,277	-	140,713	129,100	3,242	-	132,342
Sub-investment grade	87,677	22,083	-	109,760	85,197	30,106	-	115,303
Watchlist	-	7,559	-	7,559	-	8,621	-	8,621
Impaired	-	-	2,598	2,598	-	-	2,889	2,889
Allowance for credit losses	617	942	567	2,126	510	1,044	606	2,160
Carrying amount	224,496	31,977	2,031	258,504	213,787	40,925	2,283	256,995
Commitments and financial guarantee contracts
Acceptable
Investment grade	135,193	1,411	-	136,604	138,141	1,628	-	139,769
Sub-investment grade	45,499	14,866	-	60,365	41,650	20,421	-	62,071
Watchlist	-	4,064	-	4,064	-	4,861	-	4,861
Impaired	-	-	1,212	1,212	-	-	1,261	1,261
Allowance for credit losses	236	229	25	490	211	288	12	511
Carrying amount (3)(4)	180,456	20,112	1,187	201,755	179,580	26,622	1,249	207,451

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)

Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,678 million at January 31, 2021 ($3,814 million as at October 31, 2020) of which $3,188 million ($3,303 million as at October 31, 2020) was recorded in loans and $490 million ($511 million as at October 31, 2020) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

BMO Financial Group First Quarter Report 2021 49

The following table shows the continuity in the loss allowance by product type. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a 12-month (Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, and changes in economic forecasts and credit quality. Model changes includes new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	January 31, 2021				January 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	51	75	26	152	15	33	38	86
Transfer to Stage 1	25	(18)	(7)	-	6	(6)	-	-
Transfer to Stage 2	(1)	15	(14)	-	-	2	(2)	-
Transfer to Stage 3	-	(7)	7	-	-	(1)	1	-
Net remeasurement of loss allowance	(45)	(19)	24	(40)	(9)	4	5	-
Loan originations	6	-	-	6	2	-	-	2
Derecognitions and maturities	(2)	(4)	-	(6)	-	(1)	-	(1)
Model changes	-	-	-	-	-	-	-	-
Total Provision for Credit Losses (PCL) (1)	(17)	(33)	10	(40)	(1)	(2)	4	1
Write-offs (2)	-	-	(3)	(3)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	-	-	-	-	2	2
Foreign exchange and other	(1)	-	(7)	(8)	-	-	(14)	(14)
Balance as at end of period	33	42	26	101	14	31	27	72
Loans: Consumer instalment and other personal
Balance as at beginning of period	148	454	105	707	89	333	136	558
Transfer to Stage 1	65	(62)	(3)	-	41	(38)	(3)	-
Transfer to Stage 2	(7)	16	(9)	-	(4)	21	(17)	-
Transfer to Stage 3	(1)	(22)	23	-	(2)	(25)	27	-
Net remeasurement of loss allowance	(65)	71	31	37	(44)	62	45	63
Loan originations	19	-	-	19	11	-	-	11
Derecognitions and maturities	(7)	(14)	-	(21)	(4)	(10)	-	(14)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	4	(11)	42	35	(2)	10	52	60
Write-offs (2)	-	-	(65)	(65)	-	-	(83)	(83)
Recoveries of previous write-offs	-	-	22	22	-	-	23	23
Foreign exchange and other	(2)	(3)	(7)	(12)	1	-	(3)	(2)
Balance as at end of period	150	440	97	687	88	343	125	556
Loans: Credit cards
Balance as at beginning of period	110	321	-	431	80	225	-	305
Transfer to Stage 1	58	(58)	-	-	28	(28)	-	-
Transfer to Stage 2	(6)	6	-	-	(5)	5	-	-
Transfer to Stage 3	-	(40)	40	-	-	(40)	40	-
Net remeasurement of loss allowance	(55)	80	14	39	(25)	64	23	62
Loan originations	7	-	-	7	4	-	-	4
Derecognitions and maturities	(1)	(7)	-	(8)	(1)	(6)	-	(7)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	3	(19)	54	38	1	(5)	63	59
Write-offs (2)	-	-	(68)	(68)	-	-	(88)	(88)
Recoveries of previous write-offs	-	-	20	20	-	-	26	26
Foreign exchange and other	(1)	-	(6)	(7)	(1)	-	(1)	(2)
Balance as at end of period	112	302	-	414	80	220	-	300
Loans: Business and government
Balance as at beginning of period	658	1,258	608	2,524	338	496	311	1,145
Transfer to Stage 1	179	(178)	(1)	-	44	(38)	(6)	-
Transfer to Stage 2	(16)	18	(2)	-	(8)	9	(1)	-
Transfer to Stage 3	(1)	(53)	54	-	(1)	(23)	24	-
Net remeasurement of loss allowance	(72)	141	58	127	(61)	94	188	221
Loan originations	78	-	-	78	47	-	-	47
Derecognitions and maturities	(28)	(48)	-	(76)	(15)	(25)	-	(40)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	140	(120)	109	129	6	17	205	228
Write-offs (2)	-	-	(111)	(111)	-	-	(41)	(41)
Recoveries of previous write-offs	-	-	13	13	-	-	7	7
Foreign exchange and other	(7)	(36)	(36)	(79)	4	6	(15)	(5)
Balance as at end of period	791	1,102	583	2,476	348	519	467	1,334
Total as at end of period	1,086	1,886	706	3,678	530	1,113	619	2,262
Comprised of: Loans	850	1,657	681	3,188	411	1,003	609	2,023
Other credit instruments (3)	236	229	25	490	119	110	10	239

(1)	Excludes PCL on other assets of $(6) million for the three months ended January 31, 2021 ($1 million for the three months ended January 31, 2020).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

50 BMO Financial Group First Quarter Report 2021

Loans and allowance for credit losses by geographic region as at January 31, 2021 and October 31, 2020 are as follows:

(Canadian $ in millions)	January 31, 2021				October 31, 2020
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	280,128	340	1,344	278,444	276,975	303	1,323	275,349
United States	163,667	330	1,135	162,202	161,725	410	1,225	160,090
Other countries	11,249	11	28	11,210	12,023	14	28	11,981
Total	455,044	681	2,507	451,856	450,723	727	2,576	447,420

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $25 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).
(3)	Excludes allowance for credit losses on performing loans of $465 million for other credit instruments, which is included in other liabilities ($499 million as at October 31, 2020).

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired (Stage 3) loans, including the related allowances, as at January 31, 2021 and October 31, 2020 are as follows:

(Canadian $ in millions)	January 31, 2021			October 31, 2020
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	507	17	490	409	16	393
Consumer instalment and other personal	337	97	240	340	105	235
Business and government (1)	2,598	567	2,031	2,889	606	2,283
Total	3,442	681	2,761	3,638	727	2,911
By geographic region (2):
Canada	1,541	340	1,201	1,343	303	1,040
United States	1,830	330	1,500	2,211	410	1,801
Other countries	71	11	60	84	14	70
Total	3,442	681	2,761	3,638	727	2,911

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $25 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at January 31, 2021 and October 31, 2020. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered past due and do not on their own indicate a significant increase in credit risk. As a result, they have not been included in the table below.

(Canadian $ in millions)	January 31, 2021				October 31, 2020
	1 to 29 days	30 to 89 days	90 days or more	Total	1 to 29 days	30 to 89 days	90 days or more	Total
Residential mortgages	725	439	23	1,187	806	543	43	1,392
Credit card, consumer instalment and other personal	2,911	378	79	3,368	2,136	345	65	2,546
Business and government	212	146	24	382	180	330	22	532
Total	3,848	963	126	4,937	3,122	1,218	130	4,470

  Fully secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $35 million and $53 million as at January 31, 2021 and October 31, 2020, respectively.

ECL Sensitivity and Key Economic Variables

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic.

As at January 31, 2021, our base case economic forecast used to calculate the allowance depicts a recovering Canadian economy, with real GDP growth rebounding in 2021 as the economic recovery continues and spending returns to more normal levels. Although the near-term outlook has weakened since year end with an increase in cases and renewed restrictions on business activities, the medium-term outlook has improved relative to our outlook as at October 31, 2020. Our base case economic forecast as at October 31, 2020 depicted moderate economic growth in both Canada and the U.S. over the medium-term projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,375 million as at January 31, 2021 ($2,375 million as at October 31, 2020), compared to the reported allowance for performing loans of $2,972 million ($3,075 million as at October 31, 2020).

BMO Financial Group First Quarter Report 2021 51

As at January 31, 2021, the adverse case economic forecast depicts a contracting Canadian economy, with real GDP declining in 2021, before recovering in 2022. In our adverse case scenario, the assumed impact of COVID-19 is more severe than in the base case forecast, with aggressive restrictions on a broad range of activity leading to a sharp decline in consumer and business confidence and spending, a consistent trajectory to the scenario used as at October 31, 2020. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,475 million as at January 31, 2021 ($4,875 million as at October 31, 2020), compared to the reported allowance for performing loans of $2,972 million ($3,075 million as at October 31, 2020).

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index, corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. This table is typically provided on an annual basis; however, given the significant level of uncertainty in the forward-looking information due to the impact of COVID-19, the disclosures have been provided as an update to the information in BMO’s 2020 Annual Report. The values shown represent the national annual average values for calendar 2021 and 2022 for all scenarios. While the values disclosed below are national variables, we use regional variables in our underlying models and consider factors impacting particular industries where appropriate.

	As at January 31, 2021						As at October 31, 2020
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Real GDP growth rates (1)
Canada	7.8%	5.6%	5.0%	4.5%	(1.5)%	0.8%	9.0%	4.0%	6.0%	3.0%	(2.1)%	0.8%
United States	7.2%	4.3%	4.5%	3.5%	(1.3)%	0.8%	7.0%	3.7%	4.0%	3.0%	(2.9)%	0.8%
Corporate BBB 10-year spread
Canada	1.7%	1.9%	2.2%	2.2%	4.2%	4.2%	1.8%	2.0%	2.2%	2.2%	4.5%	4.0%
United States	1.3%	1.5%	1.7%	1.8%	4.2%	3.9%	1.6%	1.8%	2.0%	2.1%	4.4%	3.7%
Unemployment rates
Canada	6.4%	5.6%	7.5%	6.5%	11.2%	11.4%	6.4%	5.9%	8.0%	7.1%	13.8%	13.9%
United States	4.6%	3.9%	5.9%	4.7%	10.2%	10.5%	5.2%	4.6%	6.8%	5.6%	12.6%	12.7%
Housing Price Index (1)
Canada (2)	10.8%	6.4%	6.4%	2.5%	(9.9)%	(6.4)%	9.6%	5.4%	4.5%	2.5%	(9.1)%	(4.6)%
United States (3)	8.3%	5.2%	5.2%	3.3%	(5.8)%	(4.1)%	4.7%	4.2%	1.4%	2.7%	(7.3)%	(2.2)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $2,150 million ($2,300 million as at October 31, 2020), compared with the reported allowance for performing loans of $2,972 million ($3,075 million as at October 31, 2020).

52 BMO Financial Group First Quarter Report 2021

Note 4: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	January 31, 2021	October 31, 2020	January 31, 2021	October 31, 2020	January 31, 2021	October 31, 2020	January 31, 2021	October 31, 2020	January 31, 2021	October 31, 2020
Deposits by:
Banks (1)	3,797	3,594	1,672	2,460	1,070	1,231	28,107	31,540	34,646	38,825
Business and government	44,952	44,111	45,557	44,258	134,534	124,813	195,218	187,497	420,261	400,679
Individuals	5,297	4,661	31,930	30,369	114,313	111,905	66,053	72,595	217,593	219,530
Total (2) (3)	54,046	52,366	79,159	77,087	249,917	237,949	289,378	291,632	672,500	659,034
Booked in:
Canada	44,155	41,855	70,822	67,873	118,543	112,543	183,790	185,655	417,310	407,926
United States	7,971	8,818	8,276	9,170	129,977	124,129	76,974	78,175	223,198	220,292
Other countries	1,920	1,693	61	44	1,397	1,277	28,614	27,802	31,992	30,816
Total	54,046	52,366	79,159	77,087	249,917	237,949	289,378	291,632	672,500	659,034

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at FVTPL (Note 6).
(3)

Included in deposits as at January 31, 2021 and October 31, 2020 are $330,545 million and $322,951 million, respectively, of deposits denominated in U.S. dollars, and $34,411 million and $32,254 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $27,945 million of senior unsecured debt as at January 31, 2021 subject to the Bank Recapitalization (Bail-In) regime ($25,651 million as at October 31, 2020). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(5)

Deposits totalling $24,810 million as at January 31, 2021 ($27,353 million as at October 31, 2020) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them based on their remaining contractual maturities.

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at January 31, 2021	158,270	71,642	28,612	258,524
As at October 31, 2020	158,475	72,186	27,799	258,460

The following table presents the maturity schedule for deposits payable on a fixed date, each greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at January 31, 2021	37,004	11,938	27,246	82,082	158,270
As at October 31, 2020	18,081	29,679	28,109	82,606	158,475

Subordinated Debt

On December 8, 2020, we redeemed all of our outstanding $1,000 million subordinate debentures, Series H Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

BMO Financial Group First Quarter Report 2021 53

Note 5: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)	January 31, 2021		October 31, 2020
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	-	-	6,000,000	150	Not convertible	(8)
Class B – Series 36	-	-	600,000	600	Class B - Series 37	(8)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		3,940		4,690
Other Equity Instruments
4.8% Additional Tier 1 Capital Notes (AT1 Notes)		658		658	Common shares	(3)
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)		1,250		1,250	Common shares	(3)(4)
Other Equity Instruments		1,908		1,908
Preferred Shares and Other Equity Instruments		5,848		6,598
Common Shares (5) (6) (7)	646,870,166	13,501	645,889,396	13,430

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2020 on pages 184 and 195 of our 2020 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The instruments issued include a non-viability contingent capital provision (NVCC), which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48, the LRCNs (see (4) below) to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share, including Preferred Shares Series 48, and AT1 Note is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)

Non-deferrable interest is payable semi-annually on the LRCNs at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred Share Series 48.

(5)	The stock options issued under the Stock Option Plan are convertible into 7,009,590 common shares as at January 31, 2021 (6,446,110 common shares as at October 31, 2020).
(6)

During the three months ended January 31, 2021, we did not issue common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 407,360 common shares under the Stock Option Plan.

(7)	Common shares are net of 79,320 treasury shares as at January 31, 2021 (652,730 treasury shares as at October 31, 2020).
(8)	Series 35 and Series 36 were redeemed and final dividends were paid on November 25, 2020.

54 BMO Financial Group First Quarter Report 2021

Other Equity Instruments

The bank’s US$500 million (CAD $658 million) 4.8% Additional Tier 1 Capital Notes (AT1 Notes) and $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCNs) are classified as equity and form part of our additional Tier 1 non-viability contingent capital (NVCC). Both the AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.

Preferred Shares

On November 25, 2020, we redeemed all of our 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of our 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

Normal Course Issuer Bid

Our previous normal course issuer bid (NCIB) expired on June 2, 2020. Our plan, subject to approval of OSFI and the Toronto Stock Exchange, was to establish a new NCIB over a 12- month period, commencing on or about June 3, 2020. The renewal process was put on hold in light of OSFI’s announcement on March 13, 2020 that all share buybacks by federally regulated financial institutions should be halted for the time being, and we did not renew our NCIB. We expect to proceed with the new NCIB following an announcement from OSFI that the restriction is no longer in effect.

Shareholder Dividend Reinvestment and Share Purchase Plan

Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan are purchased on the open market without a discount.

Note 6: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2020 on pages 186 to 193 for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2021		October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	48,708	49,297	48,466	49,009
Loans (1)
Residential mortgages	128,079	129,709	126,882	128,815
Consumer instalment and other personal	70,131	70,879	69,480	70,192
Credit cards	7,020	7,020	7,556	7,556
Business and government (2)	239,737	241,307	238,239	239,929
	444,967	448,915	442,157	446,492

Deposits (3)	652,203	654,285	640,961	643,156
Securitization and structured entities’ liabilities	25,610	26,227	26,889	27,506
Subordinated debt	7,276	7,695	8,416	8,727

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements,   customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value is net of allowance.
(2)

Excludes $6,940 million of loans classified as FVTPL and $85 million of loans classified as FVOCI as at January 31, 2021, respectively ($5,306 million and $51 million, respectively, as at October 31, 2020).

(3)	Excludes $20,297 million of structured note liabilities designated at FVTPL ($18,073 million as at October 31, 2020).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or broker quotes and other third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2021 55

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL and FVOCI, precious metals, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)	January 31, 2021				October 31, 2020
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,650	1,464	-	10,114	6,529	4,371	-	10,900
Canadian provincial and municipal governments	4,209	2,975	-	7,184	1,868	6,467	-	8,335
U.S. federal government	5,137	3,447	-	8,584	5,702	2,716	-	8,418
U.S. states, municipalities and agencies	10	352	-	362	16	487	-	503
Other governments	1,720	1,176	-	2,896	1,021	1,495	-	2,516
NHA MBS, U.S. agency MBS and CMO	-	12,155	703	12,858	7	11,487	803	12,297
Corporate debt	3,406	7,422	-	10,828	3,767	7,274	-	11,041
Trading loans	-	135	-	135	-	67	-	67
Corporate equity	45,982	-	-	45,982	43,757	-	-	43,757
	69,114	29,126	703	98,943	62,667	34,364	803	97,834
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	713	201	-	914	452	149	-	601
Canadian provincial and municipal governments	258	1,149	-	1,407	180	1,249	-	1,429
U.S. federal government	11	37	-	48	-	44	-	44
Other governments	-	94	-	94	-	94	-	94
NHA MBS, U.S. agency MBS and CMO	-	2	-	2	-	3	-	3
Corporate debt	100	7,778	-	7,878	70	7,827	-	7,897
Corporate equity	1,629	10	1,957	3,596	1,587	10	1,903	3,500
	2,711	9,271	1,957	13,939	2,289	9,376	1,903	13,568
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	19,210	933	-	20,143	20,765	1,685	-	22,450
Canadian provincial and municipal governments	2,409	1,759	-	4,168	2,604	2,143	-	4,747
U.S. federal government	8,327	8,342	-	16,669	14,852	2,842	-	17,694
U.S. states, municipalities and agencies	10	4,976	1	4,987	8	5,267	1	5,276
Other governments	4,373	3,973	-	8,346	3,643	3,738	-	7,381
NHA MBS, U.S. agency MBS and CMO	-	13,186	-	13,186	-	12,532	-	12,532
Corporate debt	557	2,420	-	2,977	792	2,442	-	3,234
Corporate equity	-	-	98	98	-	-	93	93
	34,886	35,589	99	70,574	42,664	30,649	94	73,407
Business and government loans	-	3,823	3,202	7,025	-	3,412	1,945	5,357
Precious Metals (1)	4,471	-	-	4,471	5.328	-	-	5,328
Fair Value Liabilities
Securities sold but not yet purchased	26,922	7,242	-	34,164	19,740	9,636	-	29,376
Structured note liabilities (2)	-	20,297	-	20,297	-	18,073	-	18,073
Investment contract liabilities (3)	-	1,153	-	1,153	-	1,168	-	1,168
	26,922	28,692	-	55,614	19,740	28,877	-	48,617
Derivative Assets
Interest rate contracts	9	12,810	-	12,819	13	14,916	-	14,929
Foreign exchange contracts	1	14,894	-	14,895	1	10,825	-	10,826
Commodity contracts	235	2,054	-	2,289	123	2,465	-	2,588
Equity contracts	1,075	2,970	-	4,045	750	7,711	-	8,461
Credit default swaps	-	6	-	6	-	11	-	11
	1,320	32,734	-	34,054	887	35,928	-	36,815
Derivative Liabilities
Interest rate contracts	20	9,375	-	9,395	22	10,871	-	10,893
Foreign exchange contracts	2	12,318	-	12,320	3	10,609	-	10,612
Commodity contracts	225	688	-	913	350	1,983	-	2,333
Equity contracts	455	6,333	-	6,788	456	6,067	-	6,523
Credit default swaps	-	10	4	14	-	10	4	14
	702	28,724	4	29,430	831	29,540	4	30,375

(1)	These precious metals are included in other assets, other, in our Consolidated Balance Sheet.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)	These investment contract liabilities in our insurance business have been designated at FVTPL.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

56 BMO Financial Group First Quarter Report 2021

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments that are measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

						Range of input values (1)
As at January 31, 2021 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs		Low	High
Private equity (2)	Corporate equity	1,957	Net Asset Value	Net Asset Value		na	na
			EV/EBITDA	Multiple		6x	20x
Loans (3)	Business and government loans	3,202	Discounted cash flows	Discount margin		51bps	224bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	703	Discounted cash flows	Prepayment rate		6%	67%
			Market Comparable	Comparability Adjustment	(4)	(4.76)	4.65

(1)

The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $468 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at January 31, 2021 ($487 million as at October 31, 2020), which approximates fair value, and are held to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $5 million as at January 31, 2021 ($3 million as at October 31, 2020).
(4)	Range of input values represents price per security adjustment.

  na – not applicable

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.

The following table presents significant transfers between Level 1 and Level 2 for the three months ended January 31, 2021 and January 31, 2020.

(Canadian $ in millions)
For the three months ended	January 31, 2021		January 31, 2020
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	2,737	6,702	1,825	667
FVTPL Securities	56	134	329	61
FVOCI Securities	4,658	2,109	3,259	729
Securities sold but not yet purchased	414	4,784	2,734	70

BMO Financial Group First Quarter Report 2021 57

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments for the three months ended January 31, 2021 and January 31, 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value
For the three months ended January 31, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(75)	(31)	357	(353)	-	34	(32)	703	(1)
Corporate debt	-	-	-	-	-	-	-	-	-	-
Total trading securities	803	(75)	(31)	357	(353)	-	34	(32)	703	(1)
FVTPL Securities
Corporate equity	1,903	21	(49)	113	(27)	(4)	-	-	1,957	47
Total FVTPL securities	1,903	21	(49)	113	(27)	(4)	-	-	1,957	47
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate equity	93	-	-	5	-	-	-	-	98	-
Total FVOCI securities	94	-	-	5	-	-	-	-	99	na
Business and government loans	1,945	-	(70)	1,488	-	(161)	-	-	3,202	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

		Change in fair value
For the three months ended January 31, 2020 (Canadian $ in millions)	Balance October 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(54)	2	273	(165)	-	74	(128)	540	(37)
Corporate debt	7	-	-	5	(7)	-	-	-	5	-
Total trading securities	545	(54)	2	278	(172)	-	74	(128)	545	(37)
FVTPL Securities
Corporate equity	1,984	4	8	78	(164)	-	1	-	1,911	14
Total FVTPL	1,984	4	8	78	(164)	-	1	-	1,911	14
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate equity	81	-	-	-	-	-	-	-	81	-
Total FVOCI securities	82	-	-	-	-	-	-	-	82	na
Business and government loans	1,736	-	9	80	-	(264)	-	-	1,561	-
Derivative Liabilities
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	1	-	-	-	-	-	-	-	1	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on January 31, 2021 and January 31, 2020 are included in earnings for the period.

  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

  na – Not applicable

58 BMO Financial Group First Quarter Report 2021

Note 7: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.

As at January 31, 2021, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 1.0% Domestic Stability Buffer applicable to D-SIBs. Our capital position as at January 31, 2021 is further detailed in the Capital Management section on pages 13 through 15 of our interim Management’s Discussion and Analysis.

Regulatory Capital Measures, Risk-Weighted Assets and Leverage Exposures

(Canadian $ in millions, except as noted)	January 31, 2021	October 31, 2020
Common Equity Tier 1 (CET1) Capital	40,935	40,077
Tier 1 Capital	46,700	45,840
Total Capital	54,584	54,661
Risk-Weighted Assets	328,822	336,607
Leverage Exposures	966,509	953,640
CET 1 Capital Ratio	12.4%	11.9%
Tier 1 Capital Ratio	14.2%	13.6%
Total Capital Ratio	16.6%	16.2%
Leverage Ratio	4.8%	4.8%

Note 8: Employee Compensation

Stock Options

During the three months ended January 31, 2021, we granted a total of 984,943 stock options (976,087 stock options during the three months ended January 31, 2020). The weighted-average fair value of options granted during the three months ended January 31, 2021 was $10.75 per option ($9.46 per option for the three months ended January 31, 2020).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2021	January 31, 2020
Expected dividend yield	4.9%	4.3%
Expected share price volatility	20.6% - 20.7%	15.4%
Risk-free rate of return	1.0%	1.9% - 2.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	97.14	101.47

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
Current service cost	67	62	2	3
Net interest (income) expense on net defined benefit (asset) liability	2	-	8	8
Administrative expenses	1	1	-	-
Benefits expense	70	63	10	11
Canada and Quebec pension plan expense	23	24	-	-
Defined contribution expense	59	61	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	152	148	10	11

BMO Financial Group First Quarter Report 2021 59

Note 9: Earnings Per Share

Basic earnings per share is calculated by dividing net income, after deducting dividends on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2021	January 31, 2020
Net income	2,017	1,592
Dividends on preferred shares and distributions payable on other equity instruments	(56)	(70)
Net income available to common shareholders	1,961	1,522
Weighted-average number of common shares outstanding (in thousands)	646,511	639,448
Basic earnings per common share (Canadian $)	3.03	2.38
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,961	1,522
Weighted-average number of common shares outstanding (in thousands)	646,511	639,448
Effect of dilutive instruments
Stock options potentially exercisable (1)	3,906	5,150
Common shares potentially repurchased	(2,994)	(3,803)
Weighted-average number of diluted common shares outstanding (in thousands)	647,423	640,795
Diluted earnings per common share (Canadian $)	3.03	2.37

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 2,916,456 with a weighted-average exercise price of $102.51 for the three months ended January 31, 2021 (1,338,832 with a weighted-average exercise price of $105.01 for the three months ended January 31, 2020) as the average share price for the period did not exceed the exercise price.

Note 10: Income Taxes

The Canada Revenue Agency (CRA) has reassessed us for additional income tax and interest in an amount of approximately $941 million, to date, in respect of certain 2011-2015 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities in subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

60 BMO Financial Group First Quarter Report 2021

Note 11: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.

For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2020 on pages 207 to 209 of the Annual Report.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,608	1,091	239	803	(163)	3,578
Non-interest revenue	491	319	1,738	771	78	3,397
Total Revenue	2,099	1,410	1,977	1,574	(85)	6,975
Provision for (recovery of) credit losses on impaired loans	149	20	2	45	(1)	215
Provision for (recovery of) credit losses on performing loans	(2)	(51)	(4)	(2)	-	(59)
Total provision for (recovery of) credit losses	147	(31)	(2)	43	(1)	156
Insurance claims, commissions and changes in policy benefit liabilities	-	-	601	-	-	601
Depreciation and amortization	128	127	73	65	-	393
Other non-interest expense	826	558	833	814	189	3,220
Income (loss) before taxes	998	756	472	652	(273)	2,605
Provision for (recovery of) income taxes	261	174	114	169	(130)	588
Reported net income (loss)	737	582	358	483	(143)	2,017
Average Assets	254,893	130,487	47,535	384,759	163,234	980,908

For the three months ended January 31, 2020	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,557	1,051	231	696	(147)	3,388
Non-interest revenue	525	305	1,794	673	62	3,359
Total Revenue	2,082	1,356	2,025	1,369	(85)	6,747
Provision for credit losses on impaired loans	138	132	-	53	1	324
Provision for (recovery of) credit losses on performing loans	14	17	3	(3)	(6)	25
Total provision for (recovery of) credit losses	152	149	3	50	(5)	349
Insurance claims, commissions and changes in policy benefit liabilities	-	-	716	-	-	716
Depreciation and amortization	128	143	74	59	-	404
Other non-interest expense	859	618	838	793	157	3,265
Income (loss) before taxes	943	446	394	467	(237)	2,013
Provision for (recovery of) income taxes	244	95	103	111	(132)	421
Reported net income (loss)	699	351	291	356	(105)	1,592
Average Assets	248,997	132,639	44,219	351,330	105,404	882,589

(1)	Corporate Services includes Technology and Operations.
(2)

Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 12: Divestitures

On December 18, 2020, we entered into an agreement to sell our Private Banking business in Hong Kong and Singapore, part of our BMO WM operating segment, to J. Safra Sarasin Group. The transaction is expected to close in the first half of calendar 2021, subject to regulatory approvals and customary closing conditions. The sale of this business is not considered material to the bank.

BMO Financial Group First Quarter Report 2021 61